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                              December 15, 2023

       Gerbrand Van Heerden
       Chief Financial Officer
       Bunker Hill Mining Corp.
       82 Richmond Street East
       Toronto, Ontario M5C 1P1
       Canada

                                                        Re: Bunker Hill Mining
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed April 17,
2023
                                                            File No. 333-150028

       Dear Gerbrand Van Heerden:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 2. Properties, page 21

   1. Please disclose a property map as required by Item 1304 (b)(1)(i) of Regulation S-K.
   2. Please disclose the point of reference associated with the calculation of your mineral resources as required
by Item 1304 (d)(1) of Regulation S-K.
   3. Please revise to include Item 1305 of Regulation S-K, regarding internal control disclosure.
       Item 9A. Controls and Procedures, page 68

   4.                                                   Please revise
management   s report to identify the framework that you used to evaluate the effectiveness of your
internal control over financial reporting. To the extent you utilized the criteria
established in Internal Control     Integrated Framework issued by the
                                                        Committee of Sponsoring
Organizations of the Treadway Commission, please ensure
                                                        that your disclosure
specifies that you used the updated framework issued in 2013, if
 Gerbrand Van Heerden
Bunker Hill Mining Corp.
December 15, 2023
Page 2
         true. Please refer to Item 308(a)(2) of Regulation S-K.
Item 15. Exhibits, Financial Statement Schedules, page 77

5. Please amend your filing to provide revised Section 906 certifications that refer to the correct fiscal year end of December 31, 2022. In doing so, please refile the Form 10-K in its entirety, along with updated certifications that are currently dated and refer to the Form
         10-K/A.
Exhibit 96.1, page 77

6. We note your disclosure in the adjacent property section of your technical report summary that includes mineral resources for the Crescent Silver property. Please revise subsequent technical reports to remove mineral resources or reserves that have not been prepared under S-K 1300 definitions and requirements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Coleman at 202-551-3610 if you have questions regarding the engineering comments. Please contact Myra Moosariparambil at 202-551-3796 or Craig
Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameGerbrand Van Heerden                          Sincerely,
Comapany NameBunker Hill Mining Corp.
                                                                Division of
Corporation Finance
December 15, 2023 Page 2                                        Office of
Energy & Transportation
FirstName LastName